STATEMENT OF FINANCIAL CONDITION

Investec Securities (US) LLC
Year Ended March 31, 2018
With Report of Independent Registered Public Accounting Firm

(SEC I.D. No. 8-67162)







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67162

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2017 (MM/DD/YY) AND ENDING 03/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investec Securities (US) LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 East 53rd Street, 22nd Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Narov 212 259 5617
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steve Narov, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investec Securities (US) LLC, as of March 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[illegible] R. RAPPAPORT
NOTARY PUBLIC, State of New York
No. 24-02RA4964159
Qualified in Kings County
Commission Expires July 8, 2018

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Investec Securities (US) LLC

Statement of Financial Condition

Year Ended March 31, 2018

Contents

Facing page and oath or affirmation

Ernst & Young LLP
5 Times Square
New York, NY 10036

Tel: +1 212 773 3000
ey.com

EY
Building a better
working world

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Investec Securities (US) LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Investec Securities (US) LLC, (the Company) as of March 31, 2018 and the related notes ("the financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at March 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2007.

May 24, 2018

Investec Securities (US) LLC

Statement of Financial Condition

March 31, 2018

Assets

Cash and cash equivalents	$ 6,826,696
Due from Overseas Affiliates	60,670
Other assets	82,231
Total assets	$ 6,969,597

Liabilities and member's equity

Liabilities:

Accrued expenses	$ 127,727
Unearned revenue	6,000
Due to Holdings	97,223
Total liabilities	230,950
Member's equity	6,738,647
Total liabilities and member's equity	$ 6,969,597

The accompanying notes are an integral part of the financial statements.

Investec Securities (US) LLC

Notes to Financial Statements

March 31, 2018

1. Organization and Nature of Business

Investec Securities (US) LLC (the "Company") is a wholly owned subsidiary of Investec USA Holdings Corp. ("Holdings"), the ultimate parent of which is Investec plc, a London Stock Exchange listed company. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "SEA") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company distributes affiliate research and serves as an intermediary on behalf of overseas affiliates (the "Overseas Affiliates") in accordance with SEA Rule 15a-6. Under this rule, the Company intermediates foreign equity transactions, as well as it acts as a placement agent for foreign securities offerings in the United States; for all such transactions and offerings, the executing broker is one of the Overseas Affiliates. The Company operates in a single business segment, the Institutional Securities business.

2. Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in conformity with accounting principles generally accepted in the United States, which require management to make judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash consists of cash and highly liquid investments with maturities of 90 days or less. The Company had no cash equivalents at March 31, 2018.

Commitments and Contingencies

The Company has not made any commitments, and it is not aware of any contingencies, that would require disclosure in the Notes to Financial Statements.

Income Taxes

The Company is a single member limited liability company and is a "disregarded entity" for tax purposes. Thus, the Company's assets, liabilities and items of income, deductions and tax credits are treated as those of its sole member, Holdings, which is responsible for including the Company in its tax reports.

2. Significant Accounting Policies (continued)

Income Taxes

The Company accounts for taxes in accordance with Accounting Standards Codification 740, *Income Taxes* ("ASC 740"). ASC 740 provides guidance on how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires that the Company determine whether a tax provision is more likely than not to be sustained upon examination, including resolution of any appeals or litigation processes, based upon the technical merits of the position. Once it is determined that a position meets this recognition criteria, the Company measures the position to determine the amount of benefit it may recognize in the financial statements.

The Securities and Exchange Commission ("SEC") staff issued Staff Accounting Bulletin (SAB) to provide guidance on application of ASC 740 in the reporting period that includes December 22, 2017 – the date on which the Tax Cuts and Jobs Act (the "Act") was signed into law. SAB 118 describes three scenarios with the Company's status of accounting for income tax reform. The Company is required to either determine complete accounting effect of the Act, provide a reasonable estimate or recognize its inability to assess Act's effect on its tax accounting.

Accounting Developments

Pending adoption

ASU 2014-09

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers". Subsequently, the FASB has issued further ASUs (collectively, the "ASUs") for purposes of amending or clarifying that guidance. The ASUs require an entity to recognize revenue as goods or services are transferred to the customer at an amount the entity expects to be entitled to in exchange for those goods or services. They also provide guidance on when revenues and expenses should be presented on a gross or net basis and establishes a cohesive set of disclosure requirements requiring information on the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers. ASU 2014-09 is effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018.

The Company adopted the standard as of its mandatory effective date on April 1, 2018, on a modified retrospective basis. The adoption of the standard will not have a material impact on the Company's financial statements.

ASU 2016-15

In August 2016, the FASB issued ASU 2016-15, "Classification of Certain Cash Receipts and Cash Payments" to ASC 230, *Statement of Cash Flows*. This ASU addresses the classification of cash flows related to the listing of specifically identified eight types of transactions. The update

2. Significant Accounting Policies (continued)

to the existing guidance analyzes each type of transaction in detail and defines appropriate presentation on the statement of cash flows. The amendment is effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. The Company is currently assessing the impact that ASU 2016-15 will have on the Company's financial statements.

ASU 2016-16

In October 2016, the FASB issued ASU 2016-16, "Intra-Entity Transfers of Assets Other Than Inventory" to ASC 740, Income Taxes. This ASU eliminates the exception of an intra-entity transfer of an asset other than inventory. Specifically, the update to the existing guidance allows recognition of the income tax consequences on an intra-entity transfer on an asset other than inventory when the transfer occurs. This amendment is effective for annual reporting periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an annual reporting period for which financial statements (interim or annual) have not been issued or made available for issuance. The Company is currently assessing the impact that ASU 2016-16 will have on the Company's financial statements.

ASU 2016-18

In November 2016, the FASB issued ASU 2016-18, "Restricted Cash" as it relates to Statement of Cash Flows (Topic 230). This update to the existing guidance provides clarification on the presentation of restricted cash or restricted cash equivalents in the Statement of Cash Flows. ASU 2016-18 promulgates that amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the Statement of Cash Flows. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company is currently assessing the impact that ASU 2016-18 will have on the Company's financial statements.

3. Credit Risk

The Company maintains its Cash and cash equivalents in bank accounts. Balances in such accounts, at times, may exceed federally insured limits. The Company's customers and counterparties are in the financial services industry. Changes in the industry's regulatory framework relevant to the Company, and to its business environment, could have a material effect on the Company and its operations.

4. Related-Party Transactions

The Company shares office space, equipment and other related support with Holdings. Under an administrative services agreement (the "ASA") with Holdings, certain overhead and operating expenses, including employee salaries and related costs, insurance and other expenses are allocated to the Company based on formulae applied to these expenses. In addition, Holdings allocates taxes to the Company, as discussed in Notes 2 and 5, and is the Company's payment agent for essentially all of the Company's vendor invoices.

Receivable or payable balances are settled between the Company and Holdings throughout the year on at least a quarterly basis. At March 31, 2018, the Company owed Holdings, net, $97,223 related to the items described above. The Company settled $88,339 on April 11, 2018 and settled the remainder on May 10, 2018.

Pursuant to service agreements, the Company charges certain Overseas Affiliates for services rendered, including operating as an intermediary broker-dealer for the Overseas Affiliates pursuant to SEC Rule 15a-6. Receivable or payable balances are settled between the Company and the Overseas Affiliates throughout the year on at least a quarterly basis. At March 31, 2018, the Overseas Affiliates owed the Company $60,670 related to the items described above and was included in Due from Overseas Affiliates. The Overseas Affiliates settled the full with the Company on May 2, 2018.

5. Provision for Income Taxes

Holdings allocates a provision for income and other taxes to the Company as if it were a separate taxpayer. At March 31, 2018, the Company had no deferred tax assets or liabilities. All taxes are deemed to be current and are periodically settled with Holdings.

As of March 31, 2018, the Company determined that it has no material uncertain tax positions, and no interest or penalties as defined within ASC 740-10. Accordingly, management has concluded that no additional ASC 740-10 disclosures are required.

Although Holdings is not currently under examination by federal or state income tax authorities, Holdings' returns for the tax years ended March 31, 2015, 2016 and 2017 are open to adjustment by the relevant federal and state income tax authorities. The Company would recognize any future penalties and/or interest allocated to it by Holdings in the then-current period.

6. Regulatory Requirements

The Company, a registered broker-dealer, is subject to the Net Capital Rule 15c3-1 under the SEA (the "Rule"), which requires the maintenance of minimum net capital. The Company utilizes the alternative method available under the Rule and is required to have net capital equal to the greater of $250,000 or 2 percent of its customer-related receivables from the reserve calculation of Rule 15c3-3. Since the Company claims an exemption from Rule 15c3-3, its minimum net capital is $250,000.

At March 31, 2018, the Company had net capital of $6,595,746, which was $6,345,746 in excess of the required minimum net capital.

6. Regulatory Requirements (continued)

Various regulations may limit advances, dividends, and capital withdrawals in order to maintain required minimum net capital or for other reasons.

7. Subsequent Events

The Company has evaluated all subsequent events through May 24, 2018, the date the financial statements were available to be issued, and has determined that no subsequent events have occurred that would require disclosure in the financial statements or accompanying notes.